Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 367-5910
October 26, 2007
Mr. Timothy A. Geishecker
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4651
Washington, D.C. 20549

Re:	Stericycle, Inc.
Definitive proxy statement (14A)
Filed on April 16, 2007
File no. 000-21229
Dear Mr. Geishecker:
     I am the Chief Financial Offer of Stericycle, Inc. (“Stericycle”) and am writing on its behalf in response to your letter of September 26, 2007 to Mark C. Miller, Stericycle’s President and Chief Executive Officer, conveying the staff’s comments in connection with its review of the executive compensation disclosure in our definitive proxy statement filed on April 16, 2007.
     For the staff’s convenience, we have repeated each of the staff’s comments before our response.
     Compensation Discussion and Analysis, page 10
1.	The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. With respect to Compensation Discussion and Analysis, please include a more quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please explain and place in context why you chose to pay each element, how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iv)-(vi) of Regulation S-K.
     To address the staff’s comment, we have revised, for illustration purposes only, the Compensation Discussion and Analysis section of our 2007 proxy statement. Please see the attached Exhibit A (in which new language is underlined and deleted language is marked by a strikethrough).

2.	You have not disclosed the quantitative targets to be achieved in order for your executive officers to earn their incentive compensation. For example, you describe target EBITDA and percentages on page 11 and elsewhere; however, it is unclear what the executive officers actually achieved and how they relate to the compensation paid. Please quantify accordingly, concentrating on how you determined the targets, specifying the original targets and whether or not the target was achieved. Please note that the goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 420(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
     To address the staff’s comment, we have revised, for illustration purposes only, the Compensation Discussion and Analysis section of our 2007 proxy statement. Please see the attached Exhibit A.
     As requested, I wish to acknowledge on Stericycle’s behalf that:
•	Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,
/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer

Exhibit A
Changes to Compensation Discussion and Analysis for Illustration Purposes
[In the following text, new language is underlined and deleted language is marked by a ~~strikethrough~~]
COMPENSATION DISCUSSION AND ANALYSIS
     Our executive compensation policies have three objectives:
•	to attract, motivate and retain highly qualified executive officers

•	to make a substantial portion of their compensation dependent on the Company’s attainment of a measurable performance target

•	to structure a substantial portion of their compensation so that they benefit only if all of our stockholders benefit
     Our compensation program for executive officers consists of cash compensation and long-term incentive compensation. Cash compensation is paid in the form of a base salary and a performance incentive ~~cash~~ bonus (“PIB”), and long-term incentive compensation is paid in the form of stock options.
     We favor cash PIBs ~~bonuses~~ and stock options as the principal components of our executive officers’ compensation because they provide incentives to improve our operating performance and thereby create value for all of our stockholders. ~~We do not have a fixed allocation among the three components of our executive officers’ compensation. The relative amounts of our executive officers’ salaries, bonuses and stock options varies to some extent from year to year.~~
Compensation Decisions
     Decisions relating to the compensation of our executive officers are made by the Compensation Committee of our Board of Directors. Decisions of the Committee relating to executive officers’ base salaries and PIBs ~~cash bonuses~~ are subject to the review and approval of the full Board; decisions of the Committee relating to executive officers’ stock options are reviewed by the full Board but are not subject to the Board’s approval.
     Compensation decisions are made with a view to reaching an overall result that, in the Compensation Committee’s judgment, is appropriate and fair to the particular executive officer, both in terms of his own compensation and relative to that of the other executive officers, and fair as well to us and to our stockholders. The Committee does not reach this result in a mechanical fashion but, rather, considers each executive officer’s role and contribution to our performance, his compensation history and the compensation practices at other companies with which members of the Committee are familiar.
     We do not have a fixed allocation among the three components of our executive officers’ compensation. The relative amounts of our executive officers’ salaries, PIBs and stock options vary to some extent from year to year. Base salaries and PIBs are considered together in order to assure that the cash component of our executive officers’ compensation falls within an acceptable range, and similarly, the cash component is taken into account in determining stock option grants in order to assure that the total potential rewards to our executive officers also fall within an acceptable range.
     Compensation decisions are made annually at the regular meeting of the Compensation Committee during the first quarter of year, most commonly in February, when the results of our prior year’s performance are available internally and can be taken into account by the Committee in determining the executive officers’ cash bonuses for the prior year and their base salaries and bonus percentages for the current year. The Committee believes that incentives are likely to have a greater effect on performance the sooner they are communicated and accordingly determines bonus percentages and annual option grants as early in the year as practicable. The Committee’s decisions are made without regard to our anticipated earnings or other announcements.
     Our President and Chief Executive Officer makes recommendations to the Committee regarding the compensation of the other executive officers, but management does not otherwise participate in the Committee’s decisions.
Base Salaries
     Base salaries are intended to provide a regular source of income to our executive officers. The Compensation Committee reviews officers’ base salaries each year, but it has not changed the base salaries of Messrs. Miller, Kogler and ten Brink since April 2003 or those of Messrs. Foss and Sacranie since they joined us in February and May 2003, respectively. The base salaries of our executive officers for 2006 remain unchanged for 2007.
Performance Incentive Bonuses
     We maintain a performance incentive bonus program for our executive officers that is intended to provide them with a short-term cash incentive and reward for improvements in our operating performance as measured by our adjusted earnings.
     Under our PIB ~~bonus~~ program, our executive officers are eligible each year for a cash bonus equal to a specified percentage of their base salaries. For 2006, these percentages were 115% for Mr. Miller, 65% for Mr. Kogler, 65% for Mr. ten Brink, 60% for Mr. Foss and 60% for Mr. Sacranie, and for 2007, they are 125% for Mr. Miller, 75% for Mr. Kogler, 75% for Mr. ten Brink, 70% for Mr. Foss and 70% for Mr. Sacranie.
     PIBs are payable to our executive officers if we attain our target EBITDA for payment of PIBs at the 100% level. ~~Bonuses are payable to our executive officers if we attain our target EBITDA (earnings before interest, taxes depreciation and amortization) for the year, subject to discretionary adjustments by the Compensation Committee.~~ For purposes of our PIB program, EBITDA (earnings before interest, taxes, depreciation and amortization) is measured by the sum of income from operations plus depreciation and amortization. ~~Our target EBITDA is the EBITDA~~ Based on the EBITDA shown in our final operating plan and budget for the year as approved by our Board of Directors during the first quarter of the year, the Compensation Committee sets target levels for EBITDA. These target levels provide for PIBs ranging from 100% to 150% of the PIBs for which our executive officers are eligible, with the percentages increasing linearly from the 100% level of EBITDA to the 150% level. PIBs ~~Bonuses~~ are paid during the first quarter of the following year after a meeting of the Compensation Committee to make its decisions once our final results for the prior year are known.
     ~~The measurement of EBITDA that we use in our operating plan and budget for purposes of the bonus program reflects various adjustments and is also subject to any additional adjustments that the Compensation Committee considers appropriate to refine EBITDA as an internal measure of operating performance.~~
     ~~If we exceed our target EBITDA for the bonus year, the bonuses payable to our executive officers are will be increased on the basis of the extent to which we have done so, subject to a limit of 150% of the bonus otherwise payable. For 2006, we exceeded our target EBITDA by a sufficient margin to trigger this 150% limit.~~
     If we fail to attain our target EBITDA for the payment of PIBs at the 100% level ~~for the bonus year~~, our executive officers are not assured of any bonuses. In these circumstances, the Compensation Committee may decide in its discretion either that no PIBs ~~bonuses~~ are warranted or that it would be appropriate to award on the basis of individual merit cash bonuses of some order of magnitude smaller than the PIBs ~~cash bonuses~~ that would have been paid if we had attained our target EBITDA for payment of PIBs at the 100% level.
     The measurement of EBITDA for purposes of our PIB program is subject to any adjustments that the Compensation Committee considers appropriate to refine EBITDA as an internal measure of operating performance.
     For 2006, our target EBITDA for payment of PIBs at the 150% level was $227.6 million. Our actual EBITDA

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for 2006 was $228.8 million (the sum of income from operations of $201.8 million plus $27.0 million of depreciation and amortization). Because we exceeded the maximum EBITDA target level, our executive officers’ received PIBs equal to 150% of the PIBs for which they were eligible.
Bonus Conversion Program
     We maintain a bonus conversion program for our executive officers and other management employees allowing them to convert all or a portion of their bonuses into stock options. The program is intended to enable our executive officers and other participants to trade current compensation for the possibility of greater wealth in the future if our stock continues to perform well.
     Under this program, a participant may irrevocably elect in advance of any bonus award to forego some portion or all of any bonus otherwise payable to him or her and receive instead an immediately vested nonstatutory stock option at an exercise price per share equal to the closing price of a share of our common stock on the bonus award date. The number of shares for which an option is granted is determined by dividing (i) a specified multiple of the amount of the cash bonus that the participant elected to forego by (ii) the average closing price of our common stock during the year for which the bonus is payable. Our Board of Directors fixed the multiple at three for 2006 and has continued the same multiple for 2007.
     Two of our executive officers participated in this program in respect of their PIBs ~~bonuses~~ for 2006 payable in February 2007. Mr. Miller elected to forego $179,345 of his PIB ~~cash bonus~~ and received instead an option for 8,173 shares, and Mr. Foss elected to forego $45,000 of his PIB ~~cash bonus~~ and received instead an option for 2,051 shares. These options have an exercise price per share of $77.13, which was the closing price of our stock on the option grant date (February 6, 2007).
Stock Options
     We use stock options as a major component of the compensation of our executive officers because of the incentives that stock options provide. Our stock options are always granted at the closing price of our stock on the date of the grant, and thus the value to our executive officers of their stock options depends entirely on the subsequent growth in value of our stock. The executive officers’ stock options accordingly provide an incentive to high levels of performance contributing to our overall success as reflected in the market price of our stock, to the benefit not just of our executive officers but to that of all of our stockholders.
     The Compensation Committee determines the number of shares for which stock options are granted to our executive officers, taking into account (i) our operating performance, (ii) prior grants to our executive officers, (iii) stock option grants and compensation practices at other companies with which members of the Committee are familiar and (iv) the goal of limiting stock option grants to executive officers and employees generally to no more than 10% of our fully-diluted shares over a trailing five-year period (thus averaging dilution of no more than 2% a year).
     The exercise price per share of an option granted under one of our stock option plans may not be less than the closing price of a share of our common stock on the date of the option grant. The maximum term of an option may not exceed 10 years, and an option may be exercised only when it is vested and only while the executive officer or other employee remains an employee of ours and for a limited period following the termination of his or her employment.
     Options granted to executive officers and employees generally vest over five years at the rate of 20% of the option shares on each of the first five anniversaries of the option grant date. (As noted, options granted under our bonus conversion program are immediately vested.) Options also become exercisable upon the option holder’s death or upon a “change in control.”
     We have two stock option plans under which new stock options may be granted: (i) the 2005 Incentive Stock Plan, which our stockholders approved in April 2005, and (ii) the 2000 Nonstatutory Stock Option Plan, which our Board of Directors adopted in February 2000. In addition, there are stock options outstanding under our 1997 Stock

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Option Plan, which expired in January 2007, and under our 1995 Incentive Compensation Plan, which expired in July 2005. The 2005 plan authorizes awards of stock options and stock appreciation rights for a total of 2,400,000 shares, and the 2000 plan authorizes grants of stock options and awards of stock appreciation rights for a total of 3,500,000 shares.
     The 2005 plan provides for the grant of nonstatutory stock options and incentive stock options intended to qualify under section 422 of the Internal Revenue Code as well as the award of stock appreciation rights (which we have never granted), and the 2000 plan provides for the grant of nonstatutory stock options. The 2005 plan authorizes awards to our officers, directors, employees and consultants, and the 2000 Plan authorizes option grants to our employees and consultants but not to our officers and directors.
     As of December 31, 2006, 1,753,416 shares were available for future option grants under the 2005 plan and 191,894 shares were available for future option grants under the 2000 plan.
Employee Stock Purchase Plan
     We maintain an employee stock purchase plan (the “ESPP”), which our stockholders approved in 2001. The ESPP authorizes 300,000 shares of our common stock to be purchased by qualifying employees at a 15% discount from the market price of the stock through payroll deductions during two six-month offerings each year. A qualifying employee who elects to participate in an offering is granted an option on the first day of the offering for a number of shares equal to the employee’s payroll deductions under the ESPP during the offering period (which may not exceed $5,000) divided by the option price per share. The option price per share is the lower of 85% of the closing price of a share of our common stock on the first trading day of the offering period or 85% of the closing price on the last trading day of the offering period. Every employee who has completed one year’s employment as of the first day of an offering and who is a full-time employee, or a part-time employee who customarily works at least 20 hours per week, is eligible to participate in the offering.
     During 2006, Mr. Miller purchased 182 shares under the ESPP, Mr. ten Brink purchased 140 shares and Mr. Foss purchased 188 shares.
401(k) Plan
     We maintain a 401(k) plan in which employees who have completed six months’ employment are eligible to participate. We have discretion under the plan to make matching contributions of a percentage of the participants’ own contributions to the plan as the Board of Directors determines each year. For 2006, we made a matching contribution of 50% of the first 5% of compensation that each participant contributed to the plan, up to a maximum matching contribution of $1,500. These matching contributions included the maximum matching contribution for each of Messrs. Miller, Kogler, ten Brink, Foss and Sacranie.
Retirement Plans and Deferred Compensation Arrangements
     We do not maintain any other qualified plan (for example, a qualified defined benefit pension plan), nor have we adopted any nonqualified retirement or deferred compensation plan or arrangement.
Perquisites and Personal Benefits
     We do not provide any perquisites or personal benefits to our executive officers, with the exception that in the past we have paid or reimbursed Mr. Miller for premiums on personal life insurance and disability insurance. In 2006, we paid insurance premiums of $10,217 for him. Mr. Miller has waived any entitlement to future premium payments or reimbursements.
Employment Agreements
     We have not entered into written employment agreements with any of our executive officers. All of our executive officers have entered into confidentiality, nonsolicitation and noncompetition agreements with us.

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Termination and Change-in-Control Payments
     We have not entered into salary continuation, severance or similar agreements or arrangements with any of our executive officers providing for payments upon or in connection with a termination of employment or a change in control.
Stock Ownership Requirements
     Under a policy adopted by our Board of Directors in November 2006, all executive officers are required to hold a minimum position in our stock. An executive officer with less than five years’ service as an executive officer must have a position equal to three times his base salary, and an executive officer with five or more years of service must have a position equal to five times his base salary.
     An executive officer’s stock ownership position is measured by the value of our common stock that he owns directly and indirectly and the in-the-money value of the vested and unvested stock options that he holds. An executive officer who does not satisfy the applicable minimum stock ownership requirement may not sell any shares of our stock, with the exception that the officer may engage in a “cashless” exercise of an option and sell a number of shares sufficient to pay the exercise price of the option shares and the related taxes. An executive officer who satisfies the applicable minimum stock ownership requirement may not sell any shares if, as a result, he would then violate the applicable minimum stock ownership requirement.
     All of our executive officers satisfy the applicable minimum stock ownership requirement.

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